SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Load Guard Logistics, Inc.
(Exact name of registrant as specified in its corporate charter)
_____________________

Nevada	000-55136	45-0692882
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6317 SW 16th Street, Miami, FL 33155
(Address of principal executive offices) (Zip Code)

(786) 505-4434
(Registrant's telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE OUR STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

LOAD GUARD LOGISTICS, INC.
6317 SW 16th Street
Miami, FL 33155

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

General

This Information Statement is being mailed on or about October 17, 2014, by Load Guard Logistics, Inc., a Nevada corporation (the "LGL"), to the holders of record of shares of our common stock on October 17, 2014. You are receiving this Information Statement in connection with a reverse merger transaction pursuant to which LGL's wholly owned subsidiary Nemus Acquisition Corp., a California corporation will ultimately merge with and into Nemus, a California corporation ("Nemus") and our wholly owned subsidiary Nemus Bioscience, Inc., a Nevada corporation ("Nemus Bioscience") will merge with and into LGL (the "Merger Transaction").

We have entered into an Agreement and Plan of Merger, dated October 17, 2014 (the "Merger Agreement") with Nemus, our wholly owned subsidiary Nemus Acquisition Corp. and our wholly owned subsidiary Nemus Bioscience.  On or about October 17, 2014, pursuant to and in accordance with the Merger Agreement, we expect that our wholly-owned subsidiary Nemus Acquisition Corp will merge with and into Nemus and Nemus Bioscience will merge with and into LGL.  In connection with the merger of Nemus Bioscience into LGL, we will be the surviving corporation and we will change our name to "Nemus Bioscience, Inc."  The Merger Agreement is described in our Current Report on Form 8-K filed October 17, 2014, and is incorporated herein by this reference. The description of the Merger Agreement is qualified in its entirety by the terms of the Merger Agreement.

Under the terms of the Merger Agreement, we are obligated to ensure that, effective as of the consummation of the Merger Transaction, (i) all persons serving on our Board of Directors resign and (ii) nominees of Nemus are appointed to our Board of Directors.  Nemus has nominated John Hollister, Cosmas Lykos and Jerry McLaughlin to be appointed to our Board of Directors.  These persons will be members of our Board of Directors on or about October 29, 2014, or when the Merger Transaction is consummated, but in no event less than ten days after the date of mailing of this notice.  Additionally, effective upon consummation of the Merger Transaction, Yosbani Mendez and Francisco Mendez will resign as our directors and executive officers and John Hollister, Dr. Brian Murphy and Elizabeth Berecz will be appointed as our executive officers.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully.  You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

The information contained in this Information Statement concerning Nemus and Messrs. John Hollister, Cosmas Lykos, Jerry McLaughlin, Dr. Brian Murphy and Elizabeth Berecz has been furnished to us by those entities and those persons. We assume no responsibility for the accuracy or completeness of such information.

The only class of our voting securities currently outstanding is our common stock.  As of October 17, 2014, there were 3,623,500 shares of our common stock outstanding.

INFORMATION CONCERNING OUR CURRENT AND
PROPOSED DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

The members of our Board of Directors and our executive officers were appointed to serve for a one year term and until their successors were duly elected and qualified.  The name, age and position held by our sole director and executive officer as of October 17, 2014 are as follows:

Name	Age	Position
Yosbani Mendez	42	President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director
Francisco Mendez	45	Secretary and Director

Yosbani Mendez. Yosbani Mendez has held the positions of Director since March 16, 2011 and of president, CEO, CFO, treasurer, since March 18, 2011. Mr. Mendez graduated with a Bachelor of Science Degree in Physical Education in 1995, from the Instituto Superior de Educacion Fisica Manuel Fajardo, in Pinar del Rio, Cuba. Mr. Mendez had his Bachelor of Science Degree validated from the University of Central Florida in 1998. From 2000 until present, Mr. Mendez has been working for the city of Miami Beach, in their Ocean Rescue Division. His responsibility is as a Lifeguard on Miami Beach.  Since March 2011, Mr. Mendez serves as President, CFO, Treasurer and Director, of our wholly-owned subsidiary, LGT, Inc. From 2008 to present he is the President of Load Guard, Inc. a private Florida company that ceased trucking operations in October 2012.  Load Guard, Inc. was founded with his brother Francisco Mendez. From June 2006 to March 2010, he was Secretary and Director of El Palenque Vivero, Inc., a company that was quoted on the OTCBB.  El Palenque Vivero, Inc., was a development stage company that intended to operate a plant nursery in Cuernavaca, Mexico.

Francisco Mendez. Francisco Mendez has held the positions of Director since March 16, 2011 and secretary since March 18, 2011. Mr. Mendez graduated in 1998 as a Physical Education technician in Havana, Cuba. Mr. Mendez obtained his Commercial Drivers License (CDL) in 2003.  He worked for different interstate companies in Florida from January to March 2008, when he worked as an owner operator for L&M an intrastate carrier company located in Miami, FL.  Since March 2011, Mr. Mendez serves as Secretary and Director, of our wholly-owned subsidiary, LGT, Inc.   March 2008 he incorporated Load Guard, Inc. a company incorporated in the state of Florida.  Load Guard, Inc. operated as a trucking company until it ceased operations in October 2012. He served as the company's Vice President and was a driver until December 2011.  During 2012, in addition to his work with Load Guard Logistics, Mr. Mendez worked as a pool cleaning employee for Vegas Pool Service, Inc. a private company located in Miami, FL.

Proposed Directors and Executive Officers

The names, ages and positions to be held by our proposed directors and executive officers on or about October 29, 2014 or when the Merger Transaction is consummated are as follows:

Name	Age	Positions Held
John Hollister	53	Chief Executive Officer and Director
Dr. Brian Murphy	57	Chief Medical Officer
Elizabeth Berecz	51	Chief Financial Officer
Cosmas Lykos	46	Chairman of the Board and Co-Founder
Jerry McLaughlin	46	Director

John Hollister. Mr. Hollister joined Nemus as its Chief Executive Officer and a member of our Board of Directors in 2014.  From 2013 to 2014, Mr. Hollister served as a strategic consultant working with early stage healthcare companies. From 2011 to 2013, Mr. Hollister served as Senior VP of Marketing for Tethys Bioscience, a diabetes diagnostic company. From 2006 to 2009, Mr. Hollister served as Chief Executive Officer of EEG Spectrum International, a private device company. From 1999 to 2004, Mr. Hollister served in a series of Commercial positions, including the Global Commercial Leader in Oncology at Amgen where he led multiple teams in developing oncology assets from pre-clinical to phase IV. Prior to Amgen, Mr. Hollister served as the Director of Marketing at Aviron, a vaccine start-up.  Mr. Hollister started his pharmaceutical career at SmithKline Beecham from 1989 to 1997. Mr. Hollister has his BA in Economics from Stanford University and his MBA from the Drucker Center at the Claremont Graduate University. Mr. Hollister serves as a Board Member and Secretary of the Brain and Behavior Research Foundation.

Dr. Brian Murphy. Dr. Murphy joined Nemus as its Chief Medical Officer in August 2014.    From 2009 to August 2014, Dr. Murphy served as the Chief Medical Officer of Eiger Biopharmaceuticals. From 2003 to 2006, Dr. Murphy was Chief Medical Officer at Epiphany Biosciences. From 2003 to 2006, Dr. Murphy was Chief Medical Officer at Valeant Pharmaceuticals International (VRX) where his responsibilities also included oversight of Global Medical Affairs and Pharmacovigilance. Dr. Murphy also served as Medical Director, then Vice President of Marketing and Commercial Strategy of Hepatology for InterMune, Inc. (ITMN). From 2000 to 2002, Dr. Murphy was Medical Director of North America for Antivirals/Interferons/Transplant at Hoffmann-LaRoche. Prior to joining industry, Dr. Murphy was Assistant Professor of Medicine at New York Medical College and was Director of the Clinical Strategies Program at St. Vincent's Hospital in New York City, the lead hospital of the Catholic Healthcare Network of New York. Dr. Murphy is board-certified in internal medicine and completed his residency in internal medicine at Tufts-New England Medical Center and served as Chief Medical Resident in the Boston University program. Dr. Murphy completed parallel fellowship tracts at Harvard Medical School, one in internal medicine/clinical Epidemiology at the Massachusetts General Hospital and the other in Medical Ethics addressing issues of distributive justice and access to care at Brigham & Women's Hospital. Dr. Murphy earned his MD, MPH(general public health), and MS (pharmacology) degrees from New York Medical College and is a graduate of the Harvard School of Public Health (MPH in Health Policy and Management). He earned his MBA at the Columbia University Graduate School of Business.

Elizabeth Berecz. Elizabeth Berecz has served as Nemus' Chief Financial Officer since September 2014. Prior to joining the Company, Ms. Berecz formerly held the position of Chief Financial Officer and Board Member of Bentley Mills, Inc. since December 2012. From October 2011 to December 2012, she was the Chief Financial Officer of PowerBalance Technologies. From December 2009 to June 2011, she held the position of Executive Vice President and Chief Financial Officer of Star Trac. Prior to this, Ms. Berecz held several senior financial management positions with public companies in Silicon Valley.  She began her career with Price Waterhouse and is a California CPA. She received her BA in Economics from Stanford University and a MA in Sports Management from the University of San Francisco.

Cosmas Lykos. Cosmas Lykos co-founded Nemus in 2012 and has served as its Chairman of the Board of Directors since August 2014 as well as a strategic advisor since inception.  After graduating with Honors from Duke University School of Law in 1993, Mr. Lykos began his career at Gibson Dunn & Crutcher, LLP, an international full-service law firm, as a corporate associate until 1998.  From 1998 to 2004, Mr. Lykos served as Vice President of Business Affairs, General Counsel, Secretary and Chief Compliance Officer of RemedyTemp, Inc., a NASDAQ publicly-traded temporary staffing firm with over 250 directly-owned and franchised offices nationwide.  From 2004 until 2008, Mr. Lykos served as Vice President of Business Development, Chief Legal Officer, Secretary and Chief Compliance Officer of Oakley, Inc., a NYSE publicly-traded sports and technical eyewear, apparel, accessories and retail company.  In January of 2008, he became Co-owner and President of the Optical Shop International, a designer and distributor of licensed eyewear brands, including Chrome Hearts and Blinde, through two wholly-owned foreign subsidiaries with a direct and distributor sales network in over 60 countries.  Primary responsibilities included developing and implementing OSI's vision and strategies and the management of its foreign subsidiaries, sales, legal, human resources, finance and administrative functions.  In January 2011, Mr. Lykos negotiated and consummated the sale of OSI to its primary licensor, Chrome Hearts LLC.  From January 2011 through present day, Mr. Lykos has been engaged to provide management and legal advisory services to Chrome Hearts Eyewear LLC and Chrome Hearts LLC.  Mr. Lykos has extensive public and private company Board of Directors experience.  As Chief Compliance and Legal Officer and Secretary of both Oakley, Inc. and RemedyTemp, Inc., Mr. Lykos attended all Board of Directors' meetings and Board committee meetings.  As an angel investor, Mr. Lykos has made minority investments in various private companies and has served on their Board of Directors including Dragon Alliance, LLC, a youth lifestyle action sports brand selling eyewear, goggles and apparel in over 40 countries, and Lookmatic.com, an internet e-commerce eyewear company, selling prescription frames and sunglasses direct to consumers.

Jerry McLaughlin. Jerry McLaughlin has served as a member of Nemus' Board of Directors since October 2014.  Mr. McLaughlin currently serves as President and Chief Executive Officer of AgeneBio, Inc.  From 2007 to 2014, Mr. McLaughlin acted as the Senior Vice President and Chief Commercial Officer for NuPathe Inc. where he helped provide strategic direction and commercial operations from the ground level to its acquisition in Q1 2014 by Teva Pharmaceuticals Ltd.  From 2001 to 2007, Mr. McLaughlin also acted as a Senior Director of Strategic Marketing for Endo Pharmaceuticals where he established a strategic roadmap for the organization and performed commercial assessments for new opportunities encompassing all aspects of pan management including neuropathic pain, post-operative and breakthrough pain. From 1990 to 2001, Mr. McLaughlin worked for Merck & Co. Inc. as an Associate Director of Marketing where he was the lead in developing and implementing global brand strategies for three new drug launches.  Mr. McLaughlin received his BA in Economics from Dickinson College and his MBA from Villanova University.

Term of Office and Family Relationships

Our executive officers are appointed by and serve at the discretion of our Board of Directors.  Since March 18, 2011 to the present, Yosbani Mendez and Francisco Mendez have been our executive officers and directors. There are no family relationships among our current executive officer and director, proposed directors and proposed executive officers, except that Yosbani Mendez is the brother of Francisco Mendez.

INFORMATION ABOUT OUR BOARD OF DIRECTORS,
BOARD COMMITTEES AND RELATED MATTERS

Composition of the Board of Directors

Our Board of Directors has responsibility for our overall corporate governance and meets regularly throughout the year. Our bylaws provide that our Board of Directors may fix the exact number of directors between one and twelve.  Our Board of Directors has fixed the number of directors at two and since March 16, 2011 to the present, Yosbani Mendez and Francisco Mendez has been our executive officers and directors.

Effective upon the consummation of the Merger Transaction, the number of directors on our Board of Directors will be fixed at three.  In connection with the consummation of the Merger Transaction, three individuals nominated by Nemus will be appointed to serve on our Board of Directors until our next annual meeting of stockholders.  At our next annual meeting of stockholders, our stockholders will elect three individuals to our Board of Directors to hold office until the next succeeding annual meeting of stockholders, until their successors are elected or until their earlier death, resignation or removal.

Corporate Governance and Committees

Our directors are kept informed of our business through discussions with our executive officers, by reviewing materials provided to them and by participating in meetings of our Board of Directors.

During the year ended October 31, 2013, our Board of Directors held zero meetings attended by members of the board either in person or via telephone, and on six occasions approved resolutions by unanimous written consent in lieu of a meeting.

As of October 15, 2014, our Board of Directors did not have a standing audit committee, compensation committee or nominating committee.  We anticipate that our Board of Directors will form an audit committee, compensation committee and a nominating committee concurrent with the consummation of the Merger Transaction.

Our Board of Directors has not yet recruited an audit committee financial expert to join the Board of Directors because we have only recently commenced a significant level of financial operations.  Our Board of Directors will meet with our independent auditors at least annually to review the results of the annual audit and discuss the financial statements; and receives and considers the accountants' comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls.

As of October 17, 2014, our Board of Directors did not have an nominating committee because the Board of Directors has determined that the entire Board of Directors can efficiently and effectively fulfill this function by using a variety of methods for identifying and evaluating nominees for director.  We have not adopted a policy with regard to the consideration of any director candidates recommended by our security holders.

As of October 17, 2014, our Board of Directors did not have a compensation committee because our directors have served as our management.

Director Independence

Our directors, Yosbani Mendez and Francisco Mendez, are not considered independent under the current standards for "independence" established by the SEC and NASDAQ Market Place Rules as they are also our executive officers. Our proposed director, Jerry McLaughlin, will be considered independent under the current standards for "independence" established by the SEC and NASDAQ Market Place Rules. Our proposed directors, John Hollister and Cosmas Lykos, will not be considered independent under the current standards for "independence" established by the SEC and NASDAQ Market Place Rules.

Stockholder Communications with our Board of Directors

We have not adopted any procedures by which security holders may recommend nominees to our Board of Directors.  We anticipate that such a procedure will be adopted concurrent with the consummation of the Merger Transaction.

Compensation of Directors

Our directors do not receive compensation in connection with their service as directors.  We anticipate that, after the consummation of the Merger Transaction, our non-employee directors will be compensated for their service on our Board of Directors.

Director Compensation Table - 2013

Our directors, Yosbani Mendez and Francisco Mendez, served on our Board of Directors during the twelve months ended October 31, 2013.  For the twelve months ended October 31, 2013, no compensation was awarded to or paid to, or earned by, the individuals who served on our Board of Directors during that period.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Summary Compensation Table

The following table shows the compensation awarded to or paid to, or earned by all individuals who served as our executive officers for the years ended October 31, 2013, and October 31, 2012.  Yosbani Mendez and Francisco Mendez were our only executive officers for the years ended October 31, 2013, and October 31, 2012. Our slate of executive officers will be reconstituted upon consummation of the Merger Transaction.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary $	Bonus $	Stock Awards $	Option Awards $	Non-Equity Incentive Plan Compensation $	Nonqualified Deferred Compensation Earnings $	All Other Compensation $	Total $
Yosbani Mendez President, Chief Executive Officer, Chief Financial Officer, Treasurer	2013	0	0	0	0	0	0	0	0
	2012	0	0	0	0	0	0	0	0
Francisco Mendez, Secretary	2013	32,736	0	32,000	12,800	0	0	0	32,736
	2012	0	0	0	0	0	0	0	0

We have no written employment agreements with our officers and directors. The Company has verbally agreed to pay Mr. Francisco Mendez a weekly salary of $550 for his services as operations manager and as corporate secretary, effective November, 2012.  Mr. Francisco Mendez will also be paid a fee for any loads he delivers as an alternate driver for the Company.

Stock Option Plan

Currently, we do not have a stock option plan in favor of any director, officer, consultant or employee of our company.

Grants of Plan-Based Awards

There were no grants of plan-based awards during the year ended October 31, 2013.

Outstanding Equity Awards at Fiscal Year-End - 2013

None of the individuals who served as our executive officers during the year ended October 31, 2013 held any unexercised options, unvested stock or equity incentive plan awards on October 31, 2013.

Option Exercises and Stock Vested

During our fiscal year ended October 31, 2013, there were no options exercised by our named officers.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the Board of Directors or a committee thereof.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, THE CURRENT DIRECTORS, PROPOSED DIRECTORS AND EXECUTIVE OFFICERS

As of October 17, 2014, there were 3,623,500 shares of our common stock outstanding.  The Merger Agreement provides that we shall have consummated a forward split of 2.36 to 1 of each of our outstanding shares, which will increase the total number of issued and outstanding shares of our common stock to 8,551,460 immediately prior to the closing of the Merger Transaction ("Forward Split").  The Merger Agreement provides that we shall cancel 5,431,460 shares of our common stock held by certain of our stockholders such that the number of shares of our common stock outstanding immediately preceding the closing of the Merger Transaction will not exceed 3,120,000 (the "Cancellation").

Pursuant to the Merger Agreement, we will issue to the shareholders of Nemus an aggregate of up to 12,880,000 shares of our common stock upon conversion of the same number of shares of Nemus' common stock.  We will also assume 4,000,000 warrants and options to purchase shares of our common stock upon conversion of warrants and options, as applicable, to purchase the same number of shares of Nemus' common stock.

Assuming (i) that the Forward Split and Cancellation is effected, and (iii) that the Merger Transaction is consummated, we will have 16,000,000 shares of common stock and warrants to purchase up to an aggregate of 4,000,000 shares of common stock outstanding immediately after giving effect to the Merger Transaction.

The following table sets forth certain information as of the consummation of the Merger Transaction and related transaction described above on or about October 29, 2014 regarding the beneficial ownership of our common stock by:

•	each person known by us to beneficially own more than 5% of the outstanding shares any class of our voting stock;
•	each of our proposed directors, John Hollister, Cosmas Lykos and Jerry McLaughlin;
•	each of our proposed executive officers, John Hollister, Dr. Brian Murphy and Elizabeth Berecz;
•	our current directors and executive officers, Yosbani Mendez and Francisco Mendez;
•	all of our proposed directors and executive officers as a group; and
•	all of the shareholders of Nemus who will acquire shares of our common stock in connection with the Merger Transaction

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the securities.  To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of voting stock shown as beneficially owned by them.  Except as indicated by footnote, all shares of common stock underlying derivative securities, if any, that are currently exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding for the purpose of calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group.  Percentage of beneficial ownership of our common stock is based on 16,000,000 shares of common stock assumed to be outstanding immediately after giving effect to the Merger Transaction and related transactions discussed above.

The address of each of the following stockholders, unless otherwise indicated below, is c/o Nemus, 650 Town Center Drive, Suite 620, Costa Mesa, California 92626.

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
John Hollister	Common	480,000 (1)	2.91%
Dr. Brian Murphy	Common	480,000 (2)	2.91%
Elizabeth Berecz	Common	100,000 (3)	*
Jerry McLaughlin	Common	20,000 (4)	*
Cosmas Lykos	Common	4,484,400 (5)	26.21%
Reg Lapham	Common	5,017,200 (6)	29.32%
All proposed directors and executive officers as a group (5 persons)	Common	5,564,400 (6)	30.59%
Shareholders of Nemus as a group	Common	12,880,000 (7)	80.05%

*	Less than 1%.
(1)	Proposed Chief Executive Officer. Includes 480,000 shares of common stock underlying options to be granted on effectiveness of Merger Transaction.
(2)	Proposed Chief Medical Officer. Includes 480,000 shares of common stock underlying options to be granted on effectiveness of Merger Transaction.
(3)	Proposed Chief Financial Officer. Includes 80,000 shares of common stock underlying options to be granted on effectiveness of Merger Transaction.
(4)	Proposed Director. Includes 20,000 shares of common stock underlying options to be granted on effectiveness of Merger Transaction.
(5)	Proposed Chairman of the Board and Director. Includes 1,110,000 shares of common stock underlying warrants.
(6)	Proposes Beneficial Owner. Includes 1,110,000 shares of common stock underlying warrants.
(7)	Includes 2,190,000 shares of common stock underlying options and warrants.
(8)
Represents 12,880,000 shares of our common stock issued to the shareholders of Nemus and none of the warrants to purchase shares of our common stock assumed in connection with the Merger Transaction.  Includes the securities represented in this table as owned by our proposed directors, proposed executive officers and Reg Lapham.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, or Exchange Act, requires our executive officer, directors and persons who beneficially own more than 10% of a registered class of our equity securities ("reporting persons") to file initial reports of ownership and reports of changes in ownership of our common stock and other equity securities with the SEC. The reporting persons are required by the SEC regulations to furnish us with copies of all reports that they file.

Based solely upon a review of copies of the reports furnished to us during its fiscal year ended October 31, 2013 and thereafter, or any written representations received by us from reporting persons that no other reports were required, we believe that all Section 16(a) filing requirements, if any, applicable to its reporting persons during the fiscal year end October 31, 2013 were met.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

There have been no transactions with related persons since the beginning of our last fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

Policy Regarding Transactions with Related Persons

We recognize that related party transactions present a heightened risk of conflicts of interest and while we have not adopted a written policy to which all related party transactions shall be subject, our Board of Directors reviews the relevant facts and circumstances of all related party transactions, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in arm's-length dealings with an unrelated third party and the extent of the related party's interest in the transaction.  To the extent possible, no director may participate in any approval of a related party transaction to which he or she is a related party.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

LOAD GUARD LOGISTICS, INC.

Date: October 17, 2014	By:	/s/ Yosbani Mendez
Yosbani Mendez, President, Chief Executive Officer, Treasurer, Chief Financial Officer